FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of MARCH, 2001


                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date    March 12, 2001               By  /s/ Nick DeMare
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                               NOTICE PURSUANT TO
              SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 RELATING TO THE ACQUISITION OF COMMON SHARES OF
                             TRIMARK OIL & GAS LTD.

1.       Name of Offeror

         HILTON PETROLEUM LTD.
         -----------------------------------------------------------------------

2. The number of securities of the offeree issuer that were acquired in the acquisition that gave rise to the requirement under section 111(1)
         (a) or (2)(a) of the Act to issue the press release

         1,700,000 COMMON SHARES AND WARRANTS TO PURCHASE AN ADDITIONAL 1,700,000 COMMON SHARES FOR TWO YEARS AT A PRICE OF $0.52 PER SHARE
         -----------------------------------------------------------------------

3. The beneficial ownership of, and the control and direction over, any of the securities of the offeree issuer, by the offeror and all persons acting jointly or in concert with the offeror, immediately after the acquisition described in item 2 above

         1,960,000 COMMON SHARES AND 1,700,000 SHARE PURCHASE WARRANTS
         -----------------------------------------------------------------------

4. The name of the market in which the acquisition described in item 2 above took place

         PRIVATE TRANSACTION
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5.       The purpose of the offeror and all persons acting jointly or in concert with the offeror in making the acquisition described in item 2, including any intention of the offeror and all persons acting jointly or in concert with the offeror to increase the beneficial ownership of, or control or direction over, any of the securities of the offeree issuer

         INVESTMENT PURPOSES. THE OFFEROR HAS NO CURRENT INTENTION TO ACQUIRE ADDITIONAL SHARES OF THE OFFEREE ISSUED.
         -----------------------------------------------------------------------

6. If applicable, a description of any change in material fact set out in a previous press release issued under section 111(1)(a) or (2)(a) of the Act

         NOT APPLICABLE
         -----------------------------------------------------------------------

7. The name of all persons acting or in concert with the offeror in connection with the securities of the offeree issuer

         NOT APPLICABLE
         -----------------------------------------------------------------------

DATED this 9th day of March, 2001.

                                        HILTON PETROLEUM LTD.

                                        /s/  Nick DeMare
                                        ----------------------------------------
                                        Per:  Nick DeMare, Director



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